Goldcorp Inc.

145 King St. West, Suite 2700
Toronto, Ontario
M5H 1J8

December 5, 2004

Wheaton River Minerals Ltd.
1560 – 200 Burrard Street
Vancouver, British Columbia
V6C 3L6

Attention:	Ian W. Telfer
Chairman and Chief Executive Officer

Dear Sirs:

Acquisition of Wheaton River Minerals Ltd. by Goldcorp Inc.

This letter of intent outlines the general terms and conditions under which Goldcorp Inc. (“Goldcorp”) proposes to acquire (the “Transaction”) all of the outstanding common shares (the “Shares”) of Wheaton River Minerals Ltd. (“Wheaton River”) and the basis on which Wheaton River and Goldcorp are prepared to commence negotiations towards the consummation of the Transaction and their due diligence investigations of each other.

1.          Transaction

The Transaction will be completed in two-steps consisting of a share exchange take-over bid made by Goldcorp or a wholly-owned subsidiary of Goldcorp for all Shares and a subsequent compulsory acquisition or second-step going-private transaction to acquire all Shares not acquired pursuant to such take-over bid. The principal terms of the Transaction are set out in Schedule A.

2.          Conditions

The proposal is subject to the following conditions:

(a)	The negotiation, execution and delivery by Wheaton River and Goldcorp of a definitive support agreement (the “Support Agreement”) providing for the terms and conditions upon which the Transaction will be completed (including the terms and conditions set out in Schedule A). The Support

Agreement will be subject to approval by the boards of directors of each of Wheaton River and Goldcorp.

(b)	Each of Wheaton River and Goldcorp shall be satisfied with the results of its due diligence investigations in respect of the other.

(c)	The receipt by Wheaton River of an opinion from its financial advisor that the consideration offered to the shareholders of Wheaton River pursuant to the Transaction is fair, from a financial point of view, to the shareholders of Wheaton River.

3.          Exclusivity

From the date hereof until the termination of this letter of intent in accordance with section 6 (the “Exclusivity Period”), Wheaton River and Goldcorp agree to negotiate exclusively with each other with a view to settling the Support Agreement as soon as possible. Each of Wheaton River and Goldcorp agrees that neither it, its affiliates, nor its nor their respective representatives, officers, directors, employees, advisors or agents will, directly or indirectly, make, solicit, initiate or encourage enquiries from, or the submission of proposals or offers from, any other person relating to any Alternative Transaction or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to do or seek to do any of the foregoing.

Each of Wheaton River and Goldcorp agrees to notify the other immediately if it, its affiliates, or its or their respective representatives, officers, directors, employees, advisors or agents receives after the date hereof any indication of interest or other communication regarding any possible Alternative Transaction and will furnish in writing to the other the terms and conditions of any such indication or communication.

“Alternative Transaction” means, in respect of Wheaton River or Goldcorp, as applicable, any acquisition of any of its securities or the securities of its subsidiaries or any liquidation, dissolution, recapitalization, merger, amalgamation, arrangement or acquisition or purchase of all or a material portion of the assets of, or any material equity interest in, it or any of its subsidiaries or other similar transaction or business combination involving it or any of its subsidiaries. “Person” includes an individual, corporation, partnership, trust, joint venture or other form of business organization.

4.          Due Diligence

During the Exclusivity Period, each of Wheaton River and Goldcorp will provide the other with reasonable access to its facilities, personnel, books, records and documents to allow the other to conduct due diligence for the purposes of evaluating the Transaction. All information provided by one party to the other will be subject to the terms and conditions of the confidentiality agreement dated December 3, 2004 between Wheaton River and Goldcorp.

5.          Expenses

Each of Wheaton River and Goldcorp will be responsible for its own expenses incurred in connection with its evaluation and pursuit of the Transaction.

6.          Termination

This letter of intent will terminate on the earlier of (a) 21 days from the date hereof and (b) the execution of the Support Agreement, or on any other date as may be mutually agreed between Wheaton River and Goldcorp in writing. Upon such termination, the provisions of this letter of intent shall be of no further force or effect and no party shall have any liability to any other party hereunder, except for breaches of this letter of intent which occurred prior to termination.

7.          Public Announcement

Forthwith following the execution of this letter of intent, Wheaton River and Goldcorp will issue a joint press release satisfactory to each of them disclosing the proposed Transaction and the execution of this letter of intent.

8.          Governing Law

This letter of intent will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

With the exception of sections 3 to 8, this letter of intent does not, nor is it intended to, constitute a binding agreement. Unless and until the Support Agreement has been executed, neither of the parties will be under any legal obligation of any kind whatsoever with respect to the Transaction by virtue of this letter of intent, except for the matters specifically identified herein as legally binding.

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing and returning the enclosed duplicate original of this letter of intent by facsimile or otherwise.

Yours very truly,

Goldcorp Inc.

Robert R. McEwen
Chairman and Chief Executive Officer

The undersigned agrees with and accepts the terms of this letter of intent.

Wheaton River Minerals Ltd.

Ian W. Telfer
Chairman and Chief Executive Officer

SCHEDULE A

Goldcorp Inc. Proposal to Acquire all of the
Common Shares of Wheaton River Minerals Ltd.

Summary of Terms

Offeror:	Goldcorp Inc. (“Goldcorp”) or a wholly-owned subsidiary of Goldcorp (in either case, the “Offeror”).

Shares to be Acquired:	All the outstanding common shares (“Shares”) of Wheaton River Minerals Ltd. (“Wheaton River”), including Shares issuable pursuant to the exercise of outstanding warrants and options.

Consideration:	0.25 of a common share of Goldcorp for each Share (the “Share Exchange Ratio”).

Transaction Structure:	Support agreement (“Support Agreement”) between Goldcorp and Wheaton River requiring the Offeror to make a share exchange take-over bid (the “Offer”) for the Shares followed by either a compulsory acquisition or second-step going-private transaction. The Offer will be mailed as soon as possible after the Support Agreement is entered into and will remain open for 35 days.

Minimum Tender Condition:	Deposit of such number of Shares which would constitute at least 66-2/3% of the Shares outstanding as at the expiry of the Offer. This minimum tender condition may be waived by the Offeror only with the consent of Wheaton River.

Other Conditions:	Customary, including receipt of regulatory approvals or expiry of relevant waiting periods.

Board Recommendation:	The Support Agreement will provide that the board of directors of Wheaton River will unanimously recommend that Wheaton River’s shareholders accept the Offer, subject to the board’s fiduciary duties. The Support Agreement will also provide that each of the directors of Wheaton River will have indicated his intention to tender his Shares to the Offer.

Non-Solicitation:	The Support Agreement will contain customary non-solicitation provisions in respect of Wheaton River; provided, however, that the Support Agreement will permit the board of directors of Wheaton River to respond to a Superior Proposal (being a transaction that is more favourable to Wheaton River shareholders than the Offer) if required to do so in order to satisfy its fiduciary duties, subject to payment of the Termination Fee in the circumstances referred to below.

Right to Match:	Prior to entering into any agreement regarding a Superior Proposal, Wheaton River will provide the Offeror an opportunity to match the Superior Proposal.

Termination Fee:	Upon the occurrence of customary termination fee events, including if the board of directors of Wheaton River withdraws or changes its recommendation of the Offer to recommend a Superior Proposal or the Support Agreement is terminated by Wheaton River in order to enter into a Superior Proposal, Wheaton River will pay to Goldcorp a termination fee of US$35 million (the “Termination Fee”).

In addition, if the Support Agreement is terminated as a result of a material breach of representation, warranty or covenant, the breaching party will pay the Termination Fee to the non-breaching party as liquidated damages.

Management and Board of Directors of Goldcorp:	Upon the acquisition by Goldcorp of at least 66-2/3% of the Shares outstanding as at the expiry of the Offer, the Chief Executive Officer of Wheaton River will become the Chief Executive Officer of Goldcorp. Upon the acquisition by Goldcorp of at least 66-2/3% of the Shares outstanding as at the expiry of the Offer or, as soon as practicable thereafter, the board of directors of Goldcorp will be comprised of ten members, of which five members will be current directors of Wheaton River. The Chairman of Goldcorp will remain as chairman of the combined company.

Options:	Wheaton River options that are vested may be exercised on a “cashless” basis and the Shares issued upon such exercise may be tendered into the Offer. Subject to Toronto Stock Exchange approval, all Wheaton River options (whether vested or unvested) that remain outstanding prior to completion of the compulsory acquisition or second-step going private transaction will become exercisable for Goldcorp common shares on the basis of the Share Exchange Ratio.

Warrants:	All Wheaton River warrants that remain outstanding prior to completion of the compulsory acquisition or second-step going private transaction will become exercisable for Goldcorp common shares on the basis of the Share Exchange Ratio.

Ordinary Course of Business:	The Support Agreement will contain customary ordinary course of business covenants for each of Wheaton River and Goldcorp, including restrictions on the issuance of shares and securities convertible into shares (excluding options issued in the ordinary course pursuant to the stock option plan of Wheaton River or Goldcorp, as applicable, and shares issuable upon the exercise of options or warrants).

Non-Binding:	This Summary of Terms will not give rise to any legally binding obligations. Those obligations will arise only upon the entering into of the Support Agreement.